FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of ________, 2003

AREL COMMUNICATIONS AND SOFTWARE LTD.
(Translation of registrant's name in English)

3 Hayarden Street, Yavne, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__	Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____	No__X__

Contact:

Danny Yelin
Chief Financial Officer
Arel Communications & Software Ltd.
Tel: +972-8-9420880
dyelin@arel.net

Arel Announces Revenues Increase of 56% in Fourth
Quarter over the Third Quarter of 2002

•Cash position remains above $10M

•New Revenues booking in excess of $3M in the fourth quarter of 2002

Yavne, ISRAEL — March 07, 2003 — Arel Communications and Software Ltd., (NASDAQ: ARLC), today announced the results for the fourth quarter and the year ended December 31, 2002. The company reported that revenues for the fourth quarter of 2002 were $1,295,000, an increase of 56% compared to $829,000 for the third quarter of 2002, and a decrease of 50% compared to $2,572,000 for the fourth quarter of 2001. Gross profit for the fourth quarter of 2002 was $656,000 compared to a gross profit of $1,855,000 during the same period of 2001, a decrease of 64%.

In 2002, Arel incurred $2,218,000 in research and development expenses compared with $2,804,000 in 2001 (before participation of the Chief Scientist Officer of Israel in the amount of $861,000), a decrease of 21%. Research and development expenses in the fourth quarter of 2002 were $527,000 compared to $760,000 in the fourth quarter of 2001 (before participation of the Chief Scientist Officer of Israel in the amount of $324,000), a decrease of 31%.

Marketing and sales expenses for the year 2002 were $2,688,000 compared to $7,140,000 in 2001, a decrease of 62%. Marketing and sales expenses for the fourth quarter of 2002 were $473,000 compared to $1,665,000 in the fourth quarter of 2001, a decrease of 69%.

Commenting on Arel’s results, Mr. Philippe Szwarc, Chief Executive Officer, noted that “Our Q4 of 2002 results are a tangible and consistent evidence of our commitment to decrease our overall expense structure and maintaining our cash position at a constant level. More importantly, it represents a real point of inflection in the turnaround of the company, as the increase of revenue compared to the previous quarter, as well as $3M of new booking from major customers, materialize the creation of an encouraging revenue generation momentum.”

Net loss for the fourth quarter of 2002 was $1,381,000 (excluding $630,000 restructuring expenses) a decrease of 9% compared to $1,518,000 (excluding one time charges such as: a. impairment and amortization of goodwill of $4,575,000 b. decrease of $279,000 due to the decrease of value of the investment in Arelnet. c. Restructuring costs of $1,671,000) in the third quarter of 2002, and an increase of 82% compared to a net loss of $757,000 (excluding $142,000 amortization of goodwill, and the impairment of $949,000 of investment in Arelnet Ltd.) in the fourth quarter of 2001. Net loss including all these charges for the fourth quarter 2002 was $2,011,000 compared to $8,043,000 in the third quarter 2002, and compared to a net loss of $1,848,000 in the fourth quarter of 2001.

Basic and diluted loss per share in the fourth quarter of 2002 was $0.11 (excluding restructuring costs) and $0.16 (including the restructuring costs). Basic and diluted loss per share in the fourth quarter of 2001 was $0.06 (excluding the amortization of goodwill and the impairment of investment in Arelnet Ltd.), and $0.14 (including the amortization of goodwill and the impairment of investment in Arelnet Ltd.).

Annual revenues were $5,941,000 in 2002, a 36.9% decrease compared to the annual revenue of $9,412,000 in 2001. Gross profit for the fiscal year 2002 decreased 53.3% to $2,337,000 compared to the 2001 gross profit of $5,091,000.

Net loss in 2002 was $6,218,000 (excluding the amortization of goodwill in the amount of $283,000, impairment of goodwill in the amount of $4,575,000, restructuring expenses and impairment of property and equipment in the amount of $2,301,000 and the impairment of the investment in Arelnet Ltd. in the amount of $279,000), compared to a net loss of $5,292,000 in 2001 (excluding the amortization of goodwill in the amount of $1,795,000, impairment of goodwill in the amount of $14,576,000, restructuring expenses in the amount of $961,000, and the impairment of the investment in Arelnet Ltd. in the amount of $2,890,000). Net loss in 2002, was $13,656,000 (including the amortization of goodwill in the amount of $283,000, impairment of goodwill in the amount of $4,575,000, restructuring expenses and impairment of property and equipment in the amount of $2,301,000 and the impairment of the investment in Arelnet Ltd. In the amount of $279,000) compared to a net loss of $25,514,000 in 2001 (including the amortization of goodwill in the amount of $1,795,000, the impairment of goodwill in the amount of $14,576,000, restructuring expenses in the amount of $961,000 and the impairment of the investment in Arelnet Ltd. in the amount of $2,890,000).

Basic and diluted loss per share for the year 2002 was $0.48 (excluding the amortization of goodwill, the impairment of goodwill, restructuring costs and impairment of property and equipment, and the impairment of the investment in Arelnet Ltd.), and $1.06 (including the amortization of goodwill, the impairment of goodwill, restructuring costs and impairment of property and equipment, and including the impairment of investment in Arelnet Ltd.), compared to basic and diluted loss per share for the year 2001 of $0.42 (excluding the amortization of goodwill, the impairment of goodwill, restructuring costs and the impairment of property and equipment, and the investment in Arelnet Ltd.) and $1.98 (including the amortization of goodwill, the impairment of goodwill, restructuring costs and the impairment of property and equipment, and the investment in Arelnet Ltd.).

About Arel Communications and Software

Arel Communications and Software, Ltd., Yavne, Israel and its U.S. subsidiaries, Arel Communications and Software, Inc., and Arel Learning Solutions Inc., (www.arel.net) market the IDEAL family of products, including its innovative Internet Protocol-based Spotlight application. IDEAL is a fully integrated, enterprise-wide, scalable solution that delivers live, interactive training and conferencing. Arel Spotlight is a browser-based application that offers both on-line (synchronous) and off-line (asynchronous) content on a single platform. Powered by Arel’s IDEAL engine, Spotlight integrates authoring and management tools, interactive delivery, evaluation, analysis, tracking and reporting.

Arel IDEALTM and Arel SpotlightTM are trademarks of Arel Communications and Software. All other trade names are the properties of their respective owners.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe”, “hopeful” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to the Company’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for the Company’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with the Company’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission.

(Tables to follow)

AREL COMMUNICATIONS AND SOFTWARE LTD. (An Israeli Corporation)
CONSOLIDATED BALANCE SHEETS

	December 31
	2002	2001
A s s e t s	U.S. dollars in thousands
CURRENT ASSETS :
Cash and cash equivalents	$10,354	$5,382
Short-term investments	129	8,340
Accounts receivable :
Trade	2,455	3,505
Other	488	716
Inventories	1,168	2,265

T o t a l current assets	14,594	20,208

INVESTMENTS AND LONG-TERM RECEIVABLE:
Investment in Arelnet Ltd.	125	404
Loans to employees, net of current maturities	31	41

	156	445

PROPERTY AND EQUIPMENT:
Cost	2,183	3,906
L e s s - accumulated depreciation and amortization	1,493	1,862

	690	2,044

GOODWILL, net of provision for impairment and accumulated amortization		4,858

T o t a l assets	$15,440	$27,555

Liabilities and shareholders' equity
CURRENT LIABILITIES :
Short-term bank credit and current maturities
of long-term loan	27	16
Accounts payable and accruals:
Trade	801	890
Accrued restructuring costs	852	341
	2,165	624
Other	3,157	3,629

T o t a l current liabilities	7,102	5,500

LONG-TERM LIABILITIES:
Accrued severance pay	371	311
Other	48	69

T o t a l long-term liabilities	419	380

COMMITMENTS

T o t a l liabilities	7,421	5,880

SHAREHOLDERS' EQUITY :
Share capital - ordinary shares of NIS 0.001 par value
(authorized - December 31, 2002 and 2001 -
30,000,000; issued and outstanding: December 31, 2002 -
and 2001 - 12,853,739 shares)	4	4
Capital surplus	52,740	52,740
Warrants and options	1,395	1,395
Accumulated deficit	(46,120)	(32,464)

T o t a l shareholders' equity	8,019	21,675

T o t a l liabilities and shareholders' equity	$15,440	$27,555

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended December 31		Year ended December 31
	2002	2001	2002	2001
	U.S. dollars in thousands, except per share data
REVENUES FROM SALES AND SERVICES	$1,295	$2,572	$5,941	$9,412
COST OF SALES AND SERVICES	639	717	3,604	4,321

GROSS PROFIT	656	1,855	2,337	5,091
RESEARCH AND DEVELOPMENT EXPENSES - net	527	436	2,218	1,943
SELLING, GENERAL AND ADMINISTRATIVE
EXPENSES	1,366	2,353	6,439	9,323
AMORTIZATION OF GOODWILL		142	283	1,795
IMPAIRMENT OF GOODWILL			4,575	14,576
RESTRUCTURING EXPENSES and Impairment of	630		2,301	961
Property and Equipment

OPERATING LOSS	(1,867)	(1,076)	(13,479)	(23,507)
FINANCIAL INCOME - net	(144)	177	102	883
IMPAIRMENT OF INVESTMENT IN
ARELNET LTD		(949)	(279)	(2,890)

LOSS FOR THE PERIOD	$(2,011)	$(1,848)	$(13,656)	$(25,514)

BASIC AND DILUTED LOSS PER SHARE	$(0.16)	$(0.14)	$(1.06)	$(1.98)

Net loss for the period as reported	$(2,011)	$(1,848)	$(13,656)	$(25,514)
Adjustments to reconcile net loss for the period
to net (loss) excluding unusual items:
Amortization of goodwill		142	283	1,795
Impairment of goodwill			4,575	14,576
Restructuring expenses and Impairment of Property	630		2,301	961
and Equipment
Impairment of investment in Arelnet Ltd.		949	279	2,890
Loss from discontinued operations

Net (loss) excluding unusual items:	$(1,381)	$(757)	$(6,218)	$(5,292)

Basic and diluted (loss) per share excluding
unusual items:	$(0.11)	$(0.06)	$(0.48)	$(0.42)